UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

RLJ Entertainment, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

74965F104
(CUSIP Number)

Kenneth Nadel
Wolverine Asset Management, LLC
175 W. Jackson Blvd., Suite 340
Chicago, Illinois 60604
(312) 884-4400

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy To:

Michael A. Adelstein, Esq.
Kelley Drye & Warren LLP
101 Park Avenue
New York, NY 10178
(212) 808-7540

October 16, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74965F104	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Wolverine Asset Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
Series C-1 Convertible Preferred Stock convertible into 1,333,334 shares of common stock Warrants exercisable into 400,000 shares of common stock 2,400 shares of common stock

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
Series C-1 Convertible Preferred Stock convertible into 1,333,334 shares of common stock Warrants exercisable into 400,000 shares of common stock 2,400 shares of common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Series C-1 Convertible Preferred Stock convertible into 1,333,334 shares of common stock Warrants exercisable into 400,000 shares of common stock 2,400 shares of common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No. 74965F104	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Wolverine Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
Series C-1 Convertible Preferred Stock convertible into 1,333,334 shares of common stock Warrants exercisable into 400,000 shares of common stock 2,400 shares of common stock

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
Series C-1 Convertible Preferred Stock convertible into 1,333,334 shares of common stock Warrants exercisable into 400,000 shares of common stock 2,400 shares of common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Series C-1 Convertible Preferred Stock convertible into 1,333,334 shares of common stock Warrants exercisable into 400,000 shares of common stock 2,400 shares of common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

CUSIP No. 74965F104	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Wolverine Trading Partners, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
Series C-1 Convertible Preferred Stock convertible into 1,333,334 shares of common stock Warrants exercisable into 400,000 shares of common stock 2,400 shares of common stock

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
Series C-1 Convertible Preferred Stock convertible into 1,333,334 shares of common stock Warrants exercisable into 400,000 shares of common stock 2,400 shares of common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Series C-1 Convertible Preferred Stock convertible into 1,333,334 shares of common stock Warrants exercisable into 400,000 shares of common stock 2,400 shares of common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO/HC

CUSIP No. 74965F104	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Christopher L. Gust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
Series C-1 Convertible Preferred Stock convertible into 1,333,334 shares of common stock Warrants exercisable into 400,000 shares of common stock 2,400 shares of common stock

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
Series C-1 Convertible Preferred Stock convertible into 1,333,334 shares of common stock Warrants exercisable into 400,000 shares of common stock 2,400 shares of common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Series C-1 Convertible Preferred Stock convertible into 1,333,334 shares of common stock Warrants exercisable into 400,000 shares of common stock 2,400 shares of common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN/HC

CUSIP No. 74965F104	Page 6 of 8 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert R. Bellick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
Series C-1 Convertible Preferred Stock convertible into 1,333,334 shares of common stock Warrants exercisable into 400,000 shares of common stock 2,400 shares of common stock

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
Series C-1 Convertible Preferred Stock convertible into 1,333,334 shares of common stock Warrants exercisable into 400,000 shares of common stock 2,400 shares of common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Series C-1 Convertible Preferred Stock convertible into 1,333,334 shares of common stock Warrants exercisable into 400,000 shares of common stock 2,400 shares of common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN/HC

CUSIP No. 74965F104	Page 7 of 8 Pages

EXPLANATORY NOTE

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (the “Amendment No. 3”) amends the Schedule 13D filed on June 1, 2015, as amended by Amendment No. 1 on October 13, 2015 and by Amendment No. 2 on October 20, 2016 [File Number 005-87011] (the “Original Schedule 13D”, as amended by this Amendment No. 3, the “Schedule 13D”), on behalf of the Reporting Persons named in Item 2(a) below. Unless specifically amended hereby, the disclosures set forth in the Original Schedule 13D shall remain unchanged.  All capitalized terms not otherwise defined in this Amendment shall have the meanings attributed to such terms in the Original Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is amended by adding the following to the end of the Item 4 disclosure in the Original Schedule 13D:

On October 15, 2018, the Issuer sent WAM a Change of Control Notice and Proxy with respect to the Issuer pursuing an Agreement and Plan of Merger with AMC Networks Inc.  The Notice indicated that the per Share consideration for the Common Stock would be $6.25, but that the Preferred Stock would receive a premium.  After further communication with the Issuer, the Issuer confirmed on October 16, 2018 that the Convertible Preferred Stock would receive a 125% premium on the highest closing price of the Common Stock since merger announcement (which was $6.29 as of this filing date) meaning the Convertible Preferred Stock would receive consideration of $7.86 (which may be increased if the Common Stock closes above $6.29).  Although WAM has not formally responded to the Change of Control Notice and Proxy, at this time, WAM anticipates that it will accept this consideration for its holdings.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and restated in its entirety as follows:

 (a) Items 8, 10, 11 and 13 of the cover pages of this Schedule are incorporated herein by reference.

The securities reported on this Schedule consist of 4,000 Series C-1 Convertible Preferred Stock of the Issuer, initially convertible into 1,333,334 shares of Common Stock and warrants to purchase 400,000 shares of Common stock at $1.50 per share and 2,400 shares of Common Stock.  Each percentage ownership of shares set forth in this Statement is based on the 22,723,887 shares of Common Stock reported by the Issuer as outstanding on October 2, 2018 in its amended Proxy Statement on Schedule 14A, filed with the SEC on October 5, 2018 (SEC File Number: 001-35675) (including any supplements and amendments thereto, the “Proxy”).

(b) Each of the Reporting Persons shares power to direct the vote and/or to direct the disposition of the securities reported herein, and none of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of the securities reported herein.  WAM, as investment manager of the Flagship Fund, is deemed to have beneficial ownership of the securities reported herein.  The sole member and manager of WAM is WH.  Bellick and Gust may be deemed to control WTP, the general partner of WH.

(c) Within the last 60 days, no reportable transactions were effected by any Reporting Person.

CUSIP No. 74965F104	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 18, 2018

Wolverine Asset Management, LLC

/s/ Kenneth L. Nadel
Signature

Kenneth L. Nadel, Chief Operating Officer
Name/Title

Wolverine Holdings, L.P.

/s/Christopher L. Gust
Signature

Christopher L. Gust, Managing Director
Name/Title

Wolverine Trading Partners, Inc.

/s/Christopher L. Gust
Signature

Christopher L. Gust, Authorized Signatory
Name/Title

/s/Christopher L. Gust
Christopher L. Gust

/s/ Robert R. Bellick
Robert R. Bellick